[BRADLEY ARANT LOGO TO COME]

September 26, 2014

Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Avenue Financial Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted Confidentially on August 22, 2014
CIK No. 0001616297

Dear Mr. Schiffman:

On behalf of Avenue Financial Holdings, Inc. (the “Company”), we hereby electronically transmit for confidential submission pursuant to the JOBS Act, Amendment No. 1 to Registration Statement on Form S-1 on behalf of Avenue Financial Holdings, Inc., which has been marked to indicate changes from the Registration Statement as confidentially submitted with the Securities and Exchange Commission (the “Commission”) on August 22, 2014.

This letter responds to the comments of the staff of the Commission received by letter, dated September 17, 2014, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company has authorized us to confirm on its behalf that the Company will supplementally provide the staff with copies of written communications and research reports, if any, referred to in this comment.

Todd K. Schiffman

Securities and Exchange Commission

September 26, 2014

Prospectus Cover Page

2.	Confirm that no distribution of the Prospectus will be made until the number of shares is included.

Response: The Company has authorized us to confirm on its behalf that no distribution of the Prospectus will be made until the number of shares is included.

Prospectus Summary, page 1

3.	In order to provide investors with a more balanced picture of your growth history and challenges, briefly discuss the relatively unseasoned nature of your loan portfolio. In addition, briefly discuss the growth for the last full fiscal year and the growth during the interim period through the most recent practicable date.

Response: Additional disclosure has been provided on page 2 of the Prospectus in response to this comment.

4.	Expand the summary to add a subsection disclosing the registration rights.

Response: An additional section entitled “Registration Rights” has been added on pages 7 and 8 of the Prospectus Summary in response to this comment.

Use of Proceeds, page 37

5.	We note the disclosure here and in the summary that $18.95 million of the net proceeds will be used to redeem the Series C Preferred. Please expand to include the interest rate terms. See Item 504 of Regulation S-K.

Response: Additional disclosure has been provided under the “Prospectus Summary” on page 6 of the Prospectus and under “Use of Proceeds” on page 38 of the Prospectus in response to this comment.

6.	We note the disclosure here and in the summary that proceeds may be used for future acquisitions. Revise both here and in the summary section, as appropriate, to provide specific, detailed disclosure on the use of proceeds for any current or future acquisitions and to quantify the amounts that may be used for each purpose. If there are no current plans, understandings or arrangements, please clarify. See Item 504 of Regulation S-K.

Response: Additional disclosure has been provided under the “Prospectus Summary” on page 7 of the Prospectus and under “Use of Proceeds” on page 38 of the Prospectus in response to this comment.

Todd K. Schiffman

Securities and Exchange Commission

September 26, 2014

7.	In addition, disclose how much of the proceeds will be retained at the holding company level. See Item 504 of Regulation S-K.

Response: Additional disclosure has been provided under “Use of Proceeds” on page 38 of the Prospectus in response to this comment.

Non-Performing Assets, page 65

8.	In your non-performing assets table, we note the reference to non-performing loans which appears to us to be non-accrual loans as indicated in Note 3 to your financial statements. We strongly encourage you to revise your reference in this table to be more consistent with Industry Guide 3 in this regard to label these loans as non-accrual. Please also consider the need to revise other similar references throughout this document as well, which may include calculated ratios, etc.

Response: Additional disclosure has been provided on page 66 of the Prospectus in response to this comment.

Analysis of the Allowance for Loan Losses table, Page 66

9.	We note your calculation of the allowance for loan losses as a percentage of nonperforming assets (300% as of June 30, 2014). It would appear that you have defined nonperforming assets for this purpose to be nonaccrual loans and other real estate owned and repossessions. We are unclear how and why you would include other real estate owned and repossessions in this calculation as these amounts have been presumably transferred out of the lending balance and should be carried at fair value less estimated costs to sell, etc. Please consider the need to revise your coverage ratio here and elsewhere to specifically footnote the type of nonperforming assets used as a basis for this calculation. For example, you may opt to include troubled debt restructurings in this calculation or just non-accrual loans, but please revise all calculations as necessary to explain the included loans. You may also opt to present multiple coverage ratios (consistent with the above suggestions) so a reader can fully understand how management uses and evaluates these ratios as part of your overall monitoring of asset quality as it relates to the allowance for loan losses, etc.

Response: The Company has revised the calculation of allowance for loan losses as a percentage of nonperforming assets to include only non-accrual loans and troubled debt restructurings as nonperforming assets. The Company has revised the Analysis of the Allowance for Loan Losses table on page 67 accordingly.

Todd K. Schiffman

Securities and Exchange Commission

September 26, 2014

Business, page 77

10.	In order to provide investors with a more balanced picture of your loan portfolio composition, risks and challenges, briefly discuss the dependence on the Nashville market area and economy, particularly the real estate market.

Response: Additional disclosure has been provided under “Business” on page 86 of the Prospectus in response to this comment.

Our Lines of Business, page 84

11.	Please state, here or in your MD&A, which loan types are at higher risk and the particular risks of each loan type.

Response: Additional disclosure has been provided under “Our Lines of Business” on page 86 of the Prospectus in response to this comment.

Notes to Consolidated Financial Statements Years ended December 31, 2013 and 2012

Note 3. Loans and Allowances for Loan Losses, page F-17

12.	Please revise your next submission here and in Note 3 of your June 30, 2014 Financial Statements on page F-50 to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Response: Revised disclosure has been provided on pages F-23 and F-24, and in Note 2 to the Company’s June 30, 2014 Financial Statements on pages F-52 and F-53 in response to this comment.

Note 6. Fair value of Financial Instruments

Impaired Loans, 29

13.	Please revise your next submission to disclose whether or not the appraisals used to evaluate impairment of collateral dependent loans are obtained from an independent third party and how often you obtain updated appraisals. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response: Additional disclosure has been provided as part of Note 6 on page F-30 of the Prospectus in response to this comment.

Todd K. Schiffman

Securities and Exchange Commission

September 26, 2014

Notes to Condensed Consolidated Financial Statements (Unaudited) Six Months ended June 30, 2014

Note 3. Loans and Allowance for Loan Losses, page F-50

14.	Please revise your next submission to disclose the information required by ASC 310-10-50 regarding your impaired loans individually evaluated for impairment as of June 30, 2014 similar to the tabular disclosure on page F-20.

Response: Revised disclosure has been provided on pages F-52 and F-53 in response to this comment.

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 615-252-2341.

Very truly yours,

/s/ John W. Titus

John W. Titus

Enclosures